Exhibit 2
                                                                       ---------


               [THIRD POINT MANAGEMENT COMPANY L.L.C. LETTERHEAD]


Via Facsimile and U.S. Mail


May 27, 2004

Mr. John W. Collins
Chairman of the Board and Chief Executive Officer
InterCept, Inc.
3150 Holcomb Bridge Road
Suite 200
Norcross, GA   30071

Dear Mr. Collins:

Third Point Management Company L.L.C. ("Third Point") is the advisor to entities that have acquired 1,450,000 shares of InterCept Inc. (the "Company") representing an interest of 7.1%. Do not confuse our $22 million stake as a vote of confidence in the Company's senior management or its Board of Directors. On the contrary, it is our view that your record in management, acquisitions and corporate governance is among the worst that we have witnessed in our investment career. It is further apparent that the current Board of Directors represents the narrow interests of the management instead of the shareholder base as the law requires of fiduciaries.

Third Point has conducted inquires into the Company, backgrounds of management, its Board of Directors, their prior affiliations and certain relationships (the "Investigation") which have uncovered an apparently harrowing pattern of poor judgment, self-dealing and business failures. Based on the Investigation, we have concluded that we must insist that the Company take immediate steps to follow through on the process initiated last Fall to sell the Company. It is our fear that should the company fail to resume the sale process, the underlying core business will continue to deteriorate. Furthermore, management's pattern of gross incompetence and dereliction of duty could expose the Company to a potential tsunami of shareholder litigation.

The Company's proxy statement provides us with our first indication that a "good ol' boy" ("GOB") set of ethics prevails at the Company rather than standards dictated by fairness and good judgment. First, the Company employs the CEO's daughter, Denise, and her husband David Saylor, who received total compensation of $238,776 in 2003. I called Mr. Saylor last Friday at 4:00 p.m. at the Company's offices to learn more about the core product that he presumably sells. He had his calls forwarded to his cell phone since it was still business hours. I identified myself as a shareholder interested in learning about the core product lines to which he replied that he could not speak as he

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was "on the golf course." I was not sure whether it was his relation with his father-in-law or the $238,776 salary that affords him the opportunity to work on his golf game during business hours.

We also learned that the Company leases a private jet from a partnership controlled by CEO John Collins and fellow board member Glen W. Sturm(1), a partner at Nelson Mullins Riley & Scarborough LLP ("Nelson Mullins"), a firm that also received millions of dollars of legal fees from the Company over the past several years. This cozy relationship gave us pause and caused us to wonder how Mr. Sturm and the Nelson firm could represent the interests of shareholders given the gravy train of legal fees earned by the firm and the fact that Sturm and Collins could potentially be tooling around in a luxurious business jet, possibly sipping Cristal Champagne cocktails at shareholder expense.

Next we looked into the transaction announced on September 17th, 2003 in which the Company entered into a financial arrangement with Sprout Group, Inc., a venture capital affiliate owned by Credit Suisse First Boston ("Sprout" or the "CSFB Affiliate"). InterCept issued a press release announcing that:

     "Sprout Group and related entities have invested $10.0 million in the company. The investment was made in the form of Series A preferred stock, which is convertible into InterCept common stock at a fixed price of $13.97 per share. Dividends on the preferred stock will accrue and be payable in kind at the rates of 5% per annum through March 31, 2004, 4% per annum from April 1, 2004 through March 31, 2005 and 3% per annum thereafter. "

We were shocked and dismayed to read the fine print in the Stock Purchase Agreement to learn that for a $10 million investment representing less than 3% of the Company's equity value, the Company management "gave away the store" by giving Sprout veto rights on the sale of the Company and on a number of other essential corporate matters, including amendments to the Company's bylaws.

Unable to reach Mr. Collins, even after leaving numerous messages on his voice mail and with his secretary, I was ultimately able to reach Carol Collins, who described herself as "acting chief financial officer, treasurer and head of investor relations", to inquire about the background of the transaction with the CSFB Affiliate. Given the plethora of firms that are able to provide financing of this nature, we were further surprised to learn that no other firms had been approached to provide a competitive financing package. Ms. Collins conceded that the transaction "came in through a director of the Company" but would not identify whom. I informed her that our informants indicated that the transaction came in through Mr. Sturm, who had a pre-existing relationship with Sprout partner Robert Finzi, a contention that Ms. Collins could not deny.


----------

(1) Sturm apparently took a sabbatical from his law practice to try to strike it rich during the Internet bubble as CEO of Netzee, an online spin-off of the company and a spectacular failure that was ultimately liquidated for $10 million after reaching a market value of some $600 million.


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I expressed my concern about the onerous terms of the Sprout transaction to Ms.
Collins, who asserted that "the deal was approved by the Board of Directors." I asked which financial firm advised the board and was told that no financial advisor was used. Instead, Company's legal counsel, Nelson Mullins, had blessed the transaction. I was incredulous: how could Sturm or one of his partners negotiate the terms of such a transaction in the interest of the shareholders when his firm is ultimately compensated by generating significant fees and when he himself introduced the deal?

What I did not share with Ms. Collins was that the Investigation had revealed much more than hearsay on the Sturm--Finzi connection. As reported in the "Daily Deal" on November 1, 2001, Sprout made a follow-on investment in an Atlanta-based telecommunications company called NetEffect:

     "The deal was an insider round led by repeat investor The Sprout Group of Menlo Park, Calif., and included prior investors Credit Suisse First Boston, Sprout's private equity parent...Law firm Nelson Mullins LLP of Atlanta advised NetEffect on the transaction."

Not only is NetEffect a Sprout portfolio company, but Robert Finzi is on the NetEffect Board according to his biography (http://www.sproutgroup.com/robert_finzi.shtml ). What is also clear from Mr. Finzi's biography and the Sprout website is that, at least for Mr. Finzi, what they don't teach you at Harvard Business School is how to avoid debacles in the venture capital business.(1)

Then, just six weeks after the preferred share issuance to Sprout, the Company announced that the CEO planned to take the Company private:

     "InterCept's Chairman and CEO, John W. Collins, has informed InterCept's Board of Directors that he intends to submit an offer to take the company private and has engaged in preliminary discussions with financing sources for this transaction. The board has established a committee of independent directors, consisting of Jon R. Burke, Boone A. Knox and John D. Schneider, to consider any proposal received from Mr. Collins. The committee is retaining its own legal counsel and financial advisor."

In the same release it was reported that:


----------

(1) Not only was the NetEffect investment an unmitigated disaster, consuming more then $40 million of Sprout's partners' capital, but many of the businesses that he financed have fared poorly. Perhaps it is for this reason that Sprout Group has abandoned his area of investment in favor of healthcare investments.

Lest we be accused of taking pot shots at Finzi and Sprout for its miserable venture capital record, allow me to point out that Third Point Management LLC was lead investor near the peak of the bubble in June of 2000 in Radia Communications at an initial valuation of $15.0 million. Radia was sold on July 31, 2003 for in excess of $145 million or 4x our invested capital on a fully diluted basis. During this same period the NASDAQ Composite index declined by 62.7%. Below is the press release on the completed transaction. http://www.ti.com/corp/docs/press/company/2003/c03041.shtml


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     "As previously announced, Bob Finzi, a general partner of Sprout Group, was to be installed as a director at the company's board meeting in late October. In light of the various developments discussed in this press release, Mr. Finzi has deferred any decision to become a member of the company's board. He will continue to attend InterCept board meetings as an observer and may become a director at a later date."

Are we to believe that Collins woke up on one of the intervening 43 days between issuance of the preferred shares and the October announcement and suddenly decided to attempt to take the Company private? If so, to which of the GOBs did Collins reveal this possible secret plan? If this theory were to be proven correct, it would explain the preferred's onerous poison pill features as well as the low cost of the security. As shall be discussed below, on May 25th the Company announced a proposal to further sweeten the terms of the preferred, a proposal that we adamantly oppose.

We demand complete disclosure of the conflicts of interest in accordance with the Company's own Corporate Governance Guidelines
(http://www.intercept.net/charter_corpgovguidelines.htm):

     Code of Business Conduct and Ethics

     The Board expects all Directors, as well as officers and employees, to display the highest standard of ethics, consistent with longstanding Company values and standards. The Company has and will continue to maintain a code of business conduct and ethics (the "Code of Ethics"). The Board also expects Directors, officers and employees to acknowledge their adherence to the Code of Ethics. The Audit Committee periodically reviews compliance with the Code of Ethics. Directors are expected to report any possible conflict of interest between the Director and the Company as specified in the Code of Ethics, and the Board shall take appropriate action.

We demand to know what "appropriate action" has been taken when rampant conflicts of interest are revealed. Perhaps the confessing party gets a ride on the luxury jet aircraft owned in partnership by Company counsel and director Glen Sturm and CEO Collins.

It is interesting to note that in the October 30th announcement of the formation of the Special Committee, the Company press release states specifically that the purpose of the Special Committee is "to consider any proposal received from Mr. Collins." It appears that the initial press release was worded in such a way that he believed or hoped that no other potential bidders would emerge.

On December 12th the following announcement was made:

          ATLANTA, Dec. 12 /PRNewswire-FirstCall/ -- InterCept, Inc. (Nasdaq:
     ICPT), a leading provider of technology products and services for financial


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     institutions and merchants, today stated that its Chairman and Chief
     Executive Officer, Mr. John W. Collins, has decided not to pursue a possible offer to take InterCept private. InterCept had previously stated in late October that it had formed a special committee of independent directors to consider any proposal received by Mr. Collins.

          Addressing the decision, Mr. Collins said: "After consultation with possible financing sources for a potential transaction, I determined that I could not formulate an offer that I believed would be in the best interest of the shareholders of InterCept, and have therefore decided not to present an offer to the special committee. With that decision made, I will be available to the committee in its efforts to evaluate the indications of interest it has received.

     Following InterCept's announcement in late October, several third parties initiated contact with the special committee and expressed interest in InterCept, and the special committee will be evaluating those indications of interest. There can be no assurance that any indications of interest will result in a recommendation by the special committee or an action by the full board."

Perhaps Collins believed that should his inside deal fail, he would be protected from third party bids given the poison pill features of the Sprout preferred. Nevertheless, numerous potential bidders expressed interests following the sales process initiated by Collins but were given the proverbial "Heisman" by Collins and the GOBs on the Company Board. We demand to be informed what specific steps were taken to evaluate indications of interest from outside parties.

On February 17th, the Company announced that the special committee had been dissolved and that the Board had determined that it would be in the best interest to remain independent, notwithstanding the fact that the special committee recommended pursuit of a sale transaction. In fact, both Boone Knox and Jon Burke wrote essentially identical letters of resignation that disagreed with the Board's dissolution of the Special Committee and its financial advisors:

     "The Special Committee, after carefully considering the advice of financial advisors determined that the Company should permit selected interested and capable strategic buyers to conduct due diligence and negotiations to evaluate a possible sale of the Company. The Board of Directors has determined to discontinue this process. As a result of this decision, I hereby resign as a director, Vice Chairman and member of various committees of the Company and its subsidiaries effective February 13, 2004 and request that this letter and the foregoing reasons for my resignation be disclosed publicly."

This turn of events caused me to wonder what sort of individuals, in this era of Sarbanes Oxley and increased vigilance on the parts of regulators, prosecutors and


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even once sleepy mutual funds, would behave with so little regard for the shareholders whose interest they are obligated to serve.

Following the resignations of Mr. Boone and Mr. Burke, the board appointed Mark Hawn, James Verbrugge and Arthur Weiss whose backgrounds we set out to explore.

Mr. Hawn is described in the most recent proxy as follows:

     "Mark Hawn has served as a director since February 2004. Mr. Hawn has served as the Chief Executive Officer of DocuForce, Inc., which performs facilities management and offers a full suite of on and off site office support services for law firms and financial institutions, since August 2002. Mr. Hawn has also been the Chief Executive Officer of Phoenix Couriers, a local courier service in Atlanta, since 1991."

As an employer who reads dozens of resumes a week, I thought that Mr. Hawn's biography looked suspiciously padded. I cannot say that I was surprised to learn that DocuForce has 2 employees and does $40,000 in annual revenues according to a financial statement obtained by a member of the investigating team.

It was with keen interest that I poured over the dossier provided by the Investigation on "Dr." James Verbrugge, evidently a doctor of business at the Terry College of Business. I turned to the school's website for biographical background. (http://www.terry.uga.edu/finance/people/facultyprofiles/verbrugge/)
For reasons that will be made apparent shortly, Dr. Verbrugge seems to be a living example of the old adage that "those who can't do teach".

Last Friday I contacted Mr. Verbrugge on his cell phone to inquire about his reason for joining the Board and to ask how he felt about the departure of his predecessors. Mr. Verbrugge affirmed that his reason for joining the board was that he "thought InterCept was a good company." I asked him what about the Company made it "good." He said that he "didn't want to get into that" for fear he might reveal proprietary information that could place him violation of Regulation FD. I told him that I did not desire to become restricted in my ability to trade (as we were still acquiring Company shares) but simply wanted him to identify one or two of the Company's business lines. He did not seem able to answer the question. I then asked him if he knew how many shares were outstanding. He replied, like an unprepared student, "I don't have that in front of me." I then asked if he knew what revenue was in the prior quarter, give or take $10 million. He was not able to answer this question either. I was dismayed that a Company director who is a business school professor and no stranger to corporate boards had not done the rudimentary homework necessary to discharge his fiduciary duty for which he is paid.

I must admit that I was so distraught by our conversation that my temper got the best of me and loudly informed Dr. Verbrugge that I was flunking him as a director of the Company and that I planned to expel him from the board as soon as practicable, before unilaterally terminating the conversation.


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Our inquiry into Mr. Verbrugge did not stop there. We looked into his role at microcap RCG Companies Inc. ("RCG"), formerly known as eResource Capital Group, Inc., a company that trades at under $1.75 per share and has a market value of $35.0 million. But RCG was not always a micro cap stock. In the year that Verbrugge joined that Company's Board of Directors, the stock traded as high as $69 per share and attained a market capitalization of over $1.0 billion. What is peculiar about RCG is that in February 2000, flightserv.com, a predecessor of the RCG, chose Ernst & Young as its auditor to replace Jones and Kolb, its prior auditor, for the 1999 audit. Then in February 2002, the company replaced its major firm with the appointment of Crisp Hughes Evans LLP. Following this appointment, RCG appointed BDO Seidman, LLP as auditor, making it the 4th appointment of an auditor and the third under Verbrugge's watchful eye as Chairman and one of two members of the RCG audit committee.

We note that both Dr. Verbrugge and newly appointed director Arthur G. "Buddy" Weiss served on the board of RCG with terms overlapping in the first half of 2001 while Mr. Weiss was RCG's Chairman. Although Mr. Weiss goes by the name "Buddy", he appears to have been anything but a friend to investors in companies that he manages or controls.

Mr. Weiss' biography in the most recent Company Proxy Statement describes him in vague terms as "a private investor, who has over 40 years experience in the fields of financial services and real estate investments". The biography neglects to mention that he was made a director of Southmark Properties on December 17, 1980 and was previously a partner in an accounting firm that bore his name. By the late 1980s Southmark had gorged itself on "easy capital supplied by Drexel Burnham Lambert Inc. that helped fuel Southmark's 20-fold growth in less than seven years and ... the high cost of the company's junk-bond borrowings [threatened] to topple the debt-laden company." (UPI January 19, 1989). Weiss, a senior executive since 1981, was named chairman, chief executive and president on January 19th 1989. Following his appointment at Southmark, the LA Times mentioned that Weiss erected significant takeover defenses around Southmark in response to inquiries by prospective buyers. Southmark even retained Drexel Burnham Lambert, the very firm that provided the junk bond financing on which Southmark would soon choke to death, to provide its takeover defense.

The Southmark situation deteriorated under Weiss' leadership and the Company ultimately filed for bankruptcy, losing billions of dollars for creditors and shareholders. While shareholders were wiped out and creditors received a fraction of their claims, Buddy Weiss walked away with $2.0 million during his final year at Southmark:

     "In an objection filed Aug. 7, Phillips and Friedman claim Weiss' total compensation is nearly $2 million annually."

     "That amount, paid by a company which Mr. Weiss mismanaged into bankruptcy in only six months at the helm, is not warranted, proper or fair to the estate, creditors or parties in interest," the former executives charge.

     "Phillips and Friedman contend the bonus is misguided because it focuses on


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     the confirmation date and not the merits of the reorganization plan. The former executives also objected to Weiss' severance pay, saying Weiss knew he would be removed once the plan was confirmed."

     "The severance pay simply constitutes a windfall," the objection says.
                               (Source: Dallas Business Journal August 24, 1990)

Although the most spectacular, the Southmark business failure and bankruptcy would not be his last. Weiss returned to running Cobb Federal Savings Bank, a $120 million asset company in which he also had a financial interest and served as Chairman since 1982. Unfortunately for Mr. Weiss, Cobb was shut down by federal regulators, wiping out the interest of Mr. Weiss and an investor group that had recently injected capital to prop up the ailing thrift. By 1995, Weiss was among a group of former Cobb directors that paid significant fines for alleged wrongdoing.(1)

     "Seven former directors and/or officials of the failed Cobb Federal Savings Bank have agreed to pay $ 1.7 million to the Resolution Trust Corp. to avert a lawsuit over loans made to the family business of former director Beverly McAfee."

     "The settlement arose from RTC allegations that the bank's directors and officials "committed acts of defalcation embezzlement . . . which caused losses to Cobb Federal," according to RTC documents." (Source: Atlanta Journal and Constitution November 2, 1995)

Mr. Weiss now had the dubious distinction of presiding over two failed thrifts:
San Jancinto Savings, owned by Southmark, and Cobb. It seems that Mr. Weiss' ability to destroy value extends across a broad spectrum ranging from creditors, equity investors, employees and even to U.S. taxpayers.

Given the remarkable background of the newly appointed directors, it is a wonder how the Board can express the following in its Corporate Governance Guidelines:

     Board Membership Criteria

     Members of the Board of Directors should have the highest professional and personal ethics and values, consistent with longstanding Company values and standards. They should have broad experience at the policy-making level in business, government, education, technology, government or other areas of endeavor specified by the Board. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Each Director


----------

(1) According to field operatives, Verbrugge provided "market research to Cobb before that company was seized by regulators.


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     must represent the interests of all shareholders. Directors are encouraged to attend the Company's annual meetings of shareholders.

The Investigation has raised significant concerns about the business judgment of certain members of the Board of Directors, which extends to serious doubts about Mr. Collins ability to carry on acting as CEO. Nothing made us more certain of the need for Collins to step down as our review of Internet Billing Company ("iBill") and Electronic Payment Exchange. The economic impact is relatively easy to calculate: The Company invested $155 million for these two businesses and ultimately agreed to sell the businesses for $51 Million, a loss of approximately $104 million, representing almost 1/3 of the Company's current market capitalization. (This assumes that the Company is successful in collecting on the substantial debt instruments owed by the buyers, not a forgone conclusion.)

What is incomprehensible is why Intercept would choose to go into the euphemistically named "merchant processing business" when in fact a substantial majority of the revenues of this business were derived from processing charges for adult pornography sites on the internet. It was not until our investigators provided me with an article written in Forbes in May 2003 (http://www.forbes.com/2003/05/01/cz_sl_0501porn.html) that I understood the utter depravity and filth facilitated by this division. The article points out that 85% of iBill's revenues come from such adult sites as "Bareback Boys Club" a site that promotes viewing of unprotected sex between young 18--25 year old boys and men. The article goes on to list the "Midget Sex Zone". But iBill's reach extends beyond that of various perverted hard core sites. On August 28, 2002, it was reported that iBill and five other internet billing firms were served a cease and desist order regarding involvement in child pornography. "The letters demanded that the companies either discontinue processing subscription fees for dozens of Internet sites the attorney general's office accused of `allegedly trafficking in child porn' or face criminal prosecution under Michigan law for `aiding and abetting child porn distribution.'" (source:
AdultChamber.com August 28, 2002).

We were also able to obtain a copy of a lawsuit filed in United States District Court for the Northern District of Georgia (Case Number: 03_CV 0567). In this suit a shareholder plaintiff alleged, inter-alia, that the Company attempted to conceal the true nature of iBill's activities from shareholders of the Company. For example, contrary to what we now know to be the truth, the lawsuit cited an American Banker article in which President and COO Leslie Boggs is quoted saying, "pornography `as a percentage of our total processing... is insignificant.'"

In another Forbes article regarding the iBill acquisition
(http://www.forbes.com/technology/2004/03/22/cz_sl_0322galanis.html)
the author states that "the 2002 acquisition of Internet Billing, or iBill, may go down in history as one of the most boneheaded acquisitions ever by a public company." The article describes the purchaser of iBill from InterCept as Jason Galanis "son of


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John Peter Galanis, the notorious white-collar crook who bilked investors of
$400 million before he was thrown in prison, where he still resides."

In conclusion, Third Point will support Jana's efforts to control the Company's Board and effect a sale of the Company to the highest bidder.

We insist that the Board demand the resignation of John Collins for his failure to manage the sale process, apparent lapse of judgment evident in the iBill transaction and the embarrassment and jeopardy he has placed the Company in with its customers and communities that it serves.

We strongly oppose the modification proposed on May 24th to the Sprout preferred. The proposed adjustment in the conversion terms of the preferred shares from $13.97 per share to $10.50 is a sham intended to enrich Sprout cronies at the shareholder's expense. There is absolutely no strategic reason for Sprout to reject a reasonable offer to acquire the Company as the Sprout fund that holds the Company preferred shares is in liquidation due to poor returns by Bob Finzi's division at Sprout and we are confident that they would be required as fiduciaries to their own limited partners accept an offer rather than play an expensive and risky game of financial chicken.

Third Point manages over $1.1 billion in capital; the InterCept stake represents less than 2% of our capital under management. We have the financial wherewithal to substantially increase our position and the staying power, if necessary, to continue to apply pressure until such time that we believe that a majority of the Company's Board seats are controlled by people who, in our view, are able to sell the Company.

Nevertheless, time is of the essence. Each day that you delay the sales process Intercept competitors continue to peck away at the Company's customer base and margins continue to erode. The current Proxy contest could permit shareholders to exercise their will to remove you from the Company Board. We encourage you to take constructive steps before you are not only unseated from the Board but possibly from your job as well.

We and other shareholders will hold you accountable for any further destruction in value that results from your inaction on the matter of the sale of the Company.


Very truly yours,

/s/ Daniel S. Loeb

Daniel S. Loeb

CC:
Bennett Goodman, Credit Suisse First Boston


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Barry Rosenstein, Jana Partners
Richard Perry, Perry Corp





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